Exhibit 99.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Brookfield Business Partners L.P.'s Registration Statements on Form F-3 (File Nos. 333-285450, 333-273181 and 333-273180-01) of our report dated April 15, 2025, relating to the Statement of Assets Acquired and Liabilities Assumed for the Thermal Business of nVent Electric plc, appearing in this Current Report on Form 6-K of Brookfield Business Partners L.P. filed on April 15, 2025.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

April 15, 2025